OfficeMax®

2013 WORLD'S MOST ETHICAL COMPANIES

WWW.ETHISPHERE.COM

B. Riley 14th Annual
Investor Conference
May 21, 2013
Filed by OfficeMax Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OfficeMax Incorporated
Commission File No.: 1-5057
Date: May 21, 2013

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NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC
Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office
Depot that also constitutes a preliminary prospectus of Office Depot.  The registration statement has not yet become effective.  OfficeMax and Office
Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction.  INVESTORS
AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED
OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT
OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy
Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd.,
Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida
33496 or by calling 561-438-7878.
PARTICIPANTS IN THE SOLICITATION
OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described in the Joint Proxy Statement/Prospectus.
Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of
OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus.  Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated
March 19, 2013, which are filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s
Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

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FORWARD-LOOKING STATEMENTS
Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and
Office Depot constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future.  OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them.  In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination:  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office
Depot.  The forward-looking statements made herein are based on current expectations and speak only as of the date they are made.  OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.  Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A "Risk Factors", and in the companies’ other filings with the SEC.

Who We Are
Fortune 500 leading provider of products, solutions, and services for the workplace, whether for business or at home
Approximately 29,000 employees
Operations and customer base in U.S., Canada, Mexico, Australia and New Zealand
A leading player in ecommerce through OfficeMaxWorkplace.com, OfficeMax.com, and
Reliable.com
941 retail stores in the U.S. and Mexico as of the end of FY2012
* Technology includes ink and toner
Retail Segment: $3.3 Billion Contract Segment: $3.6 Billion
International
31%
U.S.
69%
Supplies
& Paper
57%
Technology*
31%
Furniture
12%
Total Company Sales
Retail
48%
Contract
52%
U.S.
91%
Supplies
& Paper
43%
Technology*
50%
Furniture
7%
Mexico
9%
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Sales at a glance: $6.9 Billion (FY2012)

Phase 1
Phase 2
Phase 3

OfficeMax | ROAD TO SUCCESS

5 5
“Road to Success” Vision
The Journey
Product, Services,
& Solutions
Provider
Business Focus
with SMB Emphasis
Integrated
Omni-Channel Brand
Product Distributor
Individual Customer Focus
Retail Channel Bias
From
To
Foundation
Turnaround
Transformation
5

6 6
OfficeMax Strategy
Key
Strategies
Key
Enablers
Strategic
Pillars
Key
Foundation
Operational
Turnaround
Balance Sheet
Management
Disruptive &
Innovative Moves
1
2
3
Objective: Achieve peak operating margins, restore top-line growth, improve ROIC
Breakthrough ideas for cost efficiencies/synergies
• Strengthen core
• Grow adjacencies
• Drive Digital &
Multichannel
• Monetize non-core
assets
• Non-recourse debt
optics
• Legacy items
• Optimize store
network
• New store formats
• New categories
High Caliber              Service & Innovation             Integrated                Strong
Talent Culture Systems                    Execution

OfficeMax

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OfficeMax | ROAD TO SUCCESS

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Recent Progress in Executing Strategy
Retail
• Delivering omnichannel environment
• Expanding services offering
• Optimizing tech offering
• Associate training driving customer satisfaction
• Addressed price impression through visual
merchandising
• Reduced ~1 million gross square feet in 2012
(~6 million since beginning of 2005)
Contract
• Maintained high customer retention rates
• Performance based customer relationships
• Expanding adjacencies
• Expanded SMB initiative into 12 markets
• International turnaround
Digital Initiative
• Double digit growth on OfficeMax.com
• Numerous website enhancements to improve
customer experience
• Implemented new search engines
• Enhanced OfficeMaxWorkplace.com
• 2012 Compuware “Best of the Web” award
• Monetized Boise non-core
investment, declared special
dividend
• Extinguished Lehman notes
• Pension lump sum payout
• Reinstated quarterly dividend
• Launched tech, website, and cloud
services
• Launched new small-format
OfficeMax Business Solutions
Center
• Expanding our laboratory
environment
• Introduced Online Store Pickup
Operational Turnaround
Balance Sheet
Management
Disruptive & Innovative
Moves

8 8
What Customers and Associates are Saying
…store in Shawnee, KS became my
production/marketing arm for my new
successful company.”
Customer,  Shawnee, KS
.
“
Great service and effective solution
that can be customized to our
business needs.”
Customer, Healthcare Institution
“
Polite expert knowledge and
personal usage shared… we now
feel differently about OfficeMax!”
Customer, Scottsdale, AZ
“
I’m very confident in working at OfficeMax.
Thank you for providing such an awesome
work environment for me – I’ve been
poached by other companies and I
wouldn’t dream of leaving OfficeMax.”
Store Associate,
Store #583, San Jose, CA
“
Thank you for making me love my
company again. I want to get out
and tell my customers the great
news about OMX!”
Associate,
Field Sales
“
The online catalog is easy to
browse through. Next day
delivery, no complications
with returns”
“
Customer,
Government Agency

OfficeMax® Office DEPOT

OfficeMax | ROAD TO SUCCESS

9 9 The Next Chapter A Merger of Equals Creation of an ~$18B Global Office Solutions Company

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Enhanced financial performance
Significant synergy opportunities
Financial strength and flexibility
Increased scale and competitiveness
Broader global footprint
Improved customer experience to build brand loyalty
Accelerated innovation
Strategic Benefits of the Merger
Combined company will leverage talented associates
and managers with deep industry knowledge

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Joint Proxy/Form S4 Registration Statement

- *Filed April 9, 2013*
- *Requests OMX and ODP shareholder approvals and registers the new ODP shares to be issued upon closing*

OMX and ODP Shareholder Meetings

- *Votes to approve merger*

CEO Selection Process

- *Selection Committee announced April 9, 2013*
- *3 OMX Board members, 3 ODP members*

Regulatory Review and Clearance

Location Decision

Brand Decision

Integration Planning

- *Integration planning co-chairs announced April 9, 2013*
- *Bruce Besanko, OfficeMax EVP, CFO, CAO*
- *Mike Newman, Office Depot EVP, CFO*

In the meantime, business as usual!

OfficeMax | ROAD TO SUCCESS

11 11 Merger Milestones

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